PRIVILEGED AND CONFIDENTIAL

George J. Leimer

Chief Executive Officer

RSE Markets, Inc.

T 408-219-0667

george@rallyrd.com

250 Lafayette Street, 3rd Floor

New York, NY 10012

T 347-952-8058

August 20, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:RSE Innovation, LLC

Amendment No. 2 to

Draft Offering Statement on Form 1-A

Submitted June 30, 2021

CIK No. 0001812859

Ladies and Gentlemen:

This letter is being submitted by RSE Innovation, LLC (the “Company”) in response to the comment letter dated July 22, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 2 to the Draft Offering Statement on Form 1-A (CIK No. 0001812859) confidentially submitted to the Commission on June 30, 2021 (the “Draft Offering Statement”).  This letter contains the Company’s responses to the Comment Letter.  The Company has revised the Draft Offering Statement and is filing a public Offering Statement on Form 1-A (the “Offering Statement”) together with this response letter.  The Offering Statement also contains certain updates and revisions.

For your convenience, the Staff’s comment is repeated below in bold, followed by the Company’s response. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Offering Statement. Unless otherwise defined herein, capitalized terms used in this letter and not otherwise defined are used with the meanings assigned to such terms in the Offering Statement.  We are also sending, under separate cover, a marked copy showing changes to the Draft Offering Statement.

Securities and Exchange Commission

August 20, 2021

Amendment No. 2 to Draft Offering Statement on Form 1-A submitted June 30, 2021

Offering Summary

Domain Name Asset Class, page 52

1.We note your statement that “[a]t this time nearly all domain names with commonly recognizable words have already been registered. This is especially true for domain names that end with the .com extension, as this is the most common, identifiable, and desirable domain name suffix. At this time it has become virtually impossible to register new desired domain names using the .com extension, resulting in the most valuable and recognizable domain names only to be available for resale in the secondary domain name market, known as the aftermarket.” Please provide a source for this statement or recharacterize as management’s belief.

Response:  The Company acknowledges the Staff’s comment, and the Company has revised the language around this disclosure to recharacterize it as the belief of the Company’s management.  The Company respectfully notes that it has included the following revised disclosure on page 52 of the Offering Statement:

At this time, we believe that nearly all domain names with commonly recognizable words have already been registered, and that this is especially true for domain names that end with the .com extension, as this is the most common, identifiable, and desirable domain name suffix. At this time, we believe that it has become virtually impossible to register new desired domain names using the .com extension, resulting in the most valuable and recognizable domain names only to be available for resale in the secondary domain name market, known as the aftermarket.

If you have any questions or comments regarding this response, please call the undersigned at (408) 219-0667.  Thank you very much for your attention to this matter.

Very truly yours,

/s/ George J. Leimer

George J. Leimer

Chief Executive Officer

cc:Maximilien Niederste-Ostholt, RSE Innovation, LLC

Timothy W. Gregg, Esq., Maynard, Cooper & Gale, P.C.

Margaret J. Cornelius, Esq., Maynard, Cooper & Gale, P.C.